UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42902

ACCO GROUP HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 16, 2025, Acco Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) entered into an underwriting agreement with Craft Capital Management LLC, the representative of the underwriters (the “Representative”) named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 1,400,000 ordinary shares, par value $0.00008 per share (the “Ordinary Shares”), at offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 210,000 Ordinary Shares to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-288756), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 18, 2025, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 30, 2025. The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ACCL” on October 17, 2025. On October 20, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on October 17, 2025 announcing the pricing of the IPO and a press release on October 20, 2025 announcing the closing of the IPO, respectively. A Copy of each press release is attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025	Acco Group Holdings Limited

	By:	/s/ Cheung Po, LUI
	Name:	Cheung Po, LUI
	Title:	Chief Executive Officer and Director

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